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3/14/08

Kevin L. Vaughn
Branch Cief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

RE: Sparta Surgical Corporation
    Your Letter of February 14, 2008

Dear Mr. Vaughn,

In response to your comment letter dated February 14, 2008, we respond as follows:

Comment#1. We have made the change and replaced the word "adequate" with "effective".

Comment#2. As you discussed with our counselor, we have revised the disclosure regarding the Consent of the Opinion Letter, the paragraph now reads as "Management beliefs, etc."

Comment#3. We have made the change and eliminated "within 90 days of the filing date of this report" and disclosed the controls and procedures "as of the end of the period covered by the report."

Comment#4. We have made the change and dated Form 10-KSB/A and Forms 10QBS/A to include current date certifications.

Comment#5. We have made the change on Exhibit 31.1and furnished the proper form as currently set forth in Item 601(b) (31) of Regulation S-B. Exhibit 3.1

Sincerely,
Sparta Surgical Corporation
By: /s/ Allan J. Korn
        Chief Executive Officer and Chief Financial Officer



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